Exhibit 99.1

Mobilicom Regains Compliance with Nasdaq Minimum Bid Price Requirement

Shoham, Israel, July 22, 2024 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced that it has received formal notice from The Nasdaq Stock Market, LLC (“Nasdaq”) stating that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Mobilicom is now in compliance with all applicable listing standards and its American Depositary Shares (“ADSs”) will continue to be listed and traded on the Nasdaq Capital Market.

The Company was notified by Nasdaq on June 25, 2024, that its ADSs had failed to maintain a minimum bid price of $1.00 for 30 consecutive business days. Nasdaq provided a 180-calendar day period following the date of the notice to regain compliance, or until December 23, 2024. To regain compliance with the minimum bid price requirement, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days. From July 5, 2024 through July 18, 2024, a period of 10 consecutive trading days, the closing bid price of the Company’s ADSs was greater than $1.00 per share.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com